As filed with the Securities and Exchange Commission on September 7, 2011

Registration No. 333-159256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREAT LAKES AVIATION, LTD.

(Exact name of registrant as specified in charter)

Iowa	4512	42-1135319
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1022 Airport Parkway

Cheyenne, WY 82001

(307) 432-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas G. Voss, Chairman of the Board and President, Great Lakes Aviation, Ltd.

1022 Airport Parkway

Cheyenne, WY 82001

(307) 432-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Joseph T. Kinning, Esq.

Briggs and Morgan, P.A.

2200 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402

(612) 977-8400 (phone)

(612) 977-8650 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2011

Prospectus

5,371,980 Shares

Common Stock

Great Lakes Aviation, Ltd.

The shareholder of Great Lakes Aviation, Ltd. identified under “Selling Shareholder” may offer and sell 5,371,980 shares of common stock under this prospectus. We issued these shares in a private transaction in December 2002. We will receive none of the proceeds from the sale of the shares by the selling shareholder.

Our common stock trades on the OTC Bulletin Board under the symbol “GLUX.OB.” On September 2, 2011, the last reported sale price of a share of our common stock was $0.75. The selling shareholder may effect the sale of the common stock offered hereunder from time to time in one or more transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Investment in our securities involves a number of risks. See “Risk Factors” beginning on page 4 to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Great Lakes Aviation, Ltd.

1022 Airport Parkway

Cheyenne, WY 82001

The date of this prospectus is              , 2011.

(i)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Great Lakes Aviation, Ltd.

We are a regional airline operating as an independent carrier and as a codeshare partner with United Air Lines, Inc. (“United” or “United Airlines”) and Frontier Airlines, Inc. (“Frontier” or “Frontier Airlines”). Our code share agreements allow our mutual customers to purchase connecting flights through our code share partners and to share other benefits such as baggage transfer and frequent flyer benefits (in certain instances), while we maintain our own branding on our planes and ticket counters and our own designator code on all our flights. As of August 31, 2011 we served 42 airports in 11 states with a fleet of six Embraer EMB-120 Brasilia and 31 Raytheon/Beechcraft 1900D regional airliners.

Effective September 1, 2011, the Company and United entered into a new codeshare agreement which is a continuation of the code sharing relationship between United and the Company and replaces the previous code share agreement between the parties, dated February 1, 2001, as amended. The new code share agreement does not have a fixed term and may be terminated by either party upon sufficient written notification. The Company has operated under ticket revenue proration code share agreements with United Airlines since April 1992. The terms of the agreement provide for us to continue United Airlines code sharing for destinations we currently service to and from our hubs at Denver, CO, Los Angeles, CA and Phoenix, AZ.

We operate under a similar code share agreement with Frontier. While the Frontier agreement does not have a fixed termination date, it is terminable 180 days after written notice by either party. The Frontier agreement provides for the use of Frontier’s flight designator code on our flights connecting with Frontier’s flights in Albuquerque, NM, Denver, CO, Las Vegas, NV, Los Angeles, CA and Phoenix, AZ.

We derived approximately 45% of our total revenue from the Essential Air Service (‘EAS”) program during the six month period ended June 30, 2011. Under the EAS program, the United States Department of Transportation subsidizes flights serving specified communities in order to promote the provision of essential air services to otherwise unprofitable or minimally profitable markets. The Department of Transportation typically awards EAS routes for two-year periods for each city served. As of June 30, 2011, we served 29 EAS communities on a subsidized basis.

We were incorporated on October 25, 1979 as an Iowa corporation and became a publicly traded company in January 1994.

The Offering

Shares Offered	5,371,980 shares of common stock.

Offering	The selling shareholder may offer its shares from time to time through one or more underwriters, brokers or dealers, on the OTC Bulletin Board at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the selling shareholder, or in private transactions. See “Plan of Distribution.”

Use of Proceeds	The proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholder. See “Use of Proceeds.”

OTC Bulletin Board Market Symbol	“GLUX.OB.”

Risk Factors	Investing in our securities involves risks. See “Risk Factors” beginning on page 4 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Our Address and Telephone Number

Our principal address is 1022 Airport Parkway, Cheyenne, WY 82001, and our telephone number is (307) 432-7000. The address of our web site is www.flygreatlakes.com. The information contained on our website is not a part of this prospectus.

SUMMARY FINANCIAL DATA

The following table provides summary historical financial and operating data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and the related notes incorporated by reference into this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share and selected operating data)
Statement of Operations Data:
Passenger revenues	$62,477	$73,283	$75,719	$58,737	$63,066	$29,069	$32,674
Public service revenues	23,851	24,149	39,250	61,258	60,398	29,566	27,483
Freight, charter, and other	1,286	728	1,187	1,849	1,937	1,175	749

Total operating revenues	87,614	98,160	116,156	121,844	125,401	59,810	60,906

Operating expenses:
Salaries, wages and benefits	20,993	22,505	26,834	31,500	32,847	16,320	15,885
Aircraft fuel	19,517	24,913	38,556	26,631	31,374	14,887	19,632
Aircraft maintenance, material, and repairs	11,585	13,781	13,774	16,925	16,066	8,356	7,026
Depreciation and amortization	5,744	5,632	5,606	5,641	5,300	2,680	2,612
Aircraft rental	1,666	620	968	2,066	2,294	1,147	1,147
Other rentals and landing fees	4,566	4,225	5,162	6,646	5,717	2,604	3,258
Other operating expense	14,707	15,949	18,411	20,490	21,160	10,614	10,485

Total operating expenses	78,778	87,625	109,311	109,899	114,758	56,608	60,045

Operating income	8,836	10,535	6,845	11,945	10,643	3,202	861

Interest expense, net	(3,540)	(2,319)	(2,336)	(2,160)	(1,910)	(984)	(826)
Gain on extinguishment of debt and deferred leases	10,498	412	—	—	—	—	—

Income before income taxes	15,794	8,628	4,509	9,785	8,733	2,218	35
Income tax benefit (expense)	(115)	9,585	(2,568)	(4,003)	(3,680)	(999)	(6)

Net income	$15,679	$18,213	$1,941	$5,782	$5,053	$1,219	$29

Net income per share:
Basic	$1.11	$1.29	$0.14	$0.40	$0.35	$0.09	$0.00
Diluted	1.09	1.26	0.13	0.40	0.35	0.08	0.00

Average number of common shares outstanding:
Basic	14,072	14,077	14,237	14,292	14,292	14,292	14,292
Diluted	14,380	14,446	14,414	14,442	14,446	14,444	14,413

Balance Sheet Data:
Working capital (deficit)	$(3,462)	$3,764	$3,086	$9,647	$(18,778)	$(23,967)	$(17,392)
Total assets	82,312	92,049	86,217	84,644	84,350	84,363	79,949
Long-term debt (including current installments) and long-term debt classified as current	75,523	67,202	59,411	51,779	43,988	48,279	39,561
Stockholders’ equity (deficit)	(2,872)	15,364	17,385	23,887	28,941	25,107	28,970

	Year Ended December 31,										Six Months Ended June 30,
	2006		2007		2008		2009		2010		2010		2011
Selected Operating Data (unaudited):
Available seat miles (in thousands) (1)	283,272		318,524		360,636		401,068		388,162		186,935		185,230
Revenue passenger miles (in thousands) (2)	132,251		157,144		154,655		134,077		149,131		67,507		76,958
Revenue passengers carried	504,666		578,773		569,846		481,668		499,439		230,010		244,555
Departures flown	61,806		68,360		82,477		92,517		82,802		40,614		37,723
Passenger load factor (3)	46.7%		49.3%		42.9%		33.4%		38.4%		36.1%		41.5%
Average yield per revenue passenger mile (4)	47.2	¢	46.6	¢	49.0	¢	43.8	¢	42.3	¢	43.1	¢	42.5	¢
Revenue per available seat mile (5)	30.9	¢	30.8	¢	32.2	¢	30.4	¢	32.3	¢	32.0	¢	32.9	¢
Operating cost per available seat mile (6)	27.8	¢	27.5	¢	30.3	¢	27.4	¢	29.6	¢	30.3	¢	32.4	¢
Average passenger fare (7)	$123.80		$126.62		$132.88		$121.94		$126.27		$126.38		$133.61
Average passenger trip length (miles) (8)	262		272		271		278		299		293		315
Aircraft in service (end of period)	31		31		34		38		38		38		38
Destinations served (end of period)	37		44		59		62		58		59		54

(1)	Represents the number of seats available for passengers in scheduled flights multiplied by the number of scheduled miles those seats are flown.
(2)	Represents the number of miles flown by revenue passengers.
(3)	Represents the percentage of seats filled by revenue passengers and is calculated by dividing revenue passenger miles by available seat miles.
(4)	Represents the average passenger revenue received for each mile a revenue passenger is carried.
(5)	Represents the average total operating revenue received for each available seat mile.
(6)	Represents operating expenses divided by available seat miles.
(7)	Represents passenger revenue divided by the number of revenue passengers carried.
(8)	Represents revenue passenger miles divided by the number of revenue passengers carried.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information included or incorporated by reference into this prospectus, including our financial statements and the related notes, before deciding to invest in our common stock. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently do not deem material may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, or if any unforeseen risk develops, our business, financial condition and results of operations could suffer, the trading price of our stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We depend on Essential Air Service revenue to justify a substantial portion of our capacity.

We receive Essential Air Service (“EAS”) revenue as compensation for essential air service provided by us to smaller communities. We received $60.4 million of EAS revenue for the twelve month period ending December 31, 2010, representing approximately 48% of our total operating revenue, compared to $61.3 million of EAS revenue, or approximately 50% of our total operating revenue, for the twelve month period ending December 31, 2009. We received $27.5 million of EAS revenue for the six month period ending June 30, 2011, representing approximately 45% of our total operating revenue, compared to $29.6 million of EAS revenue, or approximately 49% of our total operating revenue, for the six month period ending June 30, 2010. We expect EAS revenue to decrease, in the near term, as a percentage of our revenue due to our deliberate desire to maximize the utilization of our aircraft and other resources by deploying our resources to larger hubs offering more connecting opportunities to the domestic and international air transportation system. The total amount of EAS revenue ultimately received by us over an extended period is determined by, among other things, overall funding levels of the EAS program by the U.S. Congress (which could be reduced), competitive bids by other carriers (which could cause us to lose EAS revenue to competitors), and our ability to optimize our schedules. EAS revenue awards generally have a term of two years. The U.S. Department of Transportation, which administers the EAS program, has the right to cancel EAS revenue awards if it deems that the communities served by such arrangements are no longer eligible.

The uncertainty surrounding the future of the EAS Program has impeded our ability to obtain financing on commercially reasonable terms. The EAS program has received 21 short-term Congressional extensions of the program. This most recent extension was passed by the U.S. House of Representatives on July 20, 2011 as the Airport and Airway Extension Act of 2011, Part IV (H.R. 2553) and the bill was forwarded to the Senate for consideration and passage of the bill. The Senate passed the bill on August 5, 2011 and the bill was signed into law by the President on the same day. This 21st extension will expire on September 16, 2011 and Congress will either need to pass further extensions or agree on long-term FAA authorization legislation. In the meantime, funds are appropriated for the EAS program for federal fiscal year 2011 ending September 30, 2011.

The U. S. Senate passed its version of long-term FAA Reauthorization (S.223) in February of 2011 and the U. S. House of Representatives passed its version of long-term FAA Reauthorization (H. R. 658) in April 2011. Significant differences existed between the Senate version of the long-term FAA Reauthorization legislation versus the House of Representatives version. Language in the House bill (H.R 658) phased out the EAS program in its entirety in federal fiscal year 2013, which ends September 30, 2014. However, House bill (H.R. 2553), signed by the President on August 5, 2011, removed the language which phased out the EAS program. H. R. 2553 also attempts to more closely align changes in the EAS program with the changes to the EAS program proposed by Senate bill (S.223). The Senate bill (S. 223) and the House bill (H.R. 2553) maintain the existence of the EAS program with some meaningful changes. In both the Senate bill (S. 223) and House bill H.R. (2553), community eligibility changes are promulgated that would reduce EAS program communities served anywhere from approximately 10 to 40 communities nationwide. This would be accomplished by extending mileage criteria to a community’s proximity to medium or large hubs from 70 to 90 miles. House bill (H.R.2553) proposes to limit the amount of subsidy per passenger to no more than $1,000 per flight. It is expected that three communities would no longer be eligible for EAS subsidy under this provision of House bill (H.R. 2553). Similarly, Senate bill (S. 223) proposes a minimum of ten passengers to be enplaned daily for communities to be eligible for EAS program subsidies.

The loss or the reduction of EAS revenue would adversely affect our business, financial condition, operating results and cash flows. It would also adversely affect our ability to refinance or secure alternative sources of financing to satisfy our debt obligations.

We have a significant amount of debt and other contractual obligations, including a $31.8 million balloon payment due to Raytheon on October 17, 2011.

As amended by agreement on August 31, 2011, our aircraft notes secured by 25 Beechcraft 1900D aircraft mature on October 17, 2011, at which time a $31.1 million balloon payment is due. Our cash flows from operations are not expected to be sufficient to fund the balloon payment. In addition to our cash flows from operations, we will need to refinance the obligation with Raytheon Aircraft Credit Corporation (“Raytheon”), our largest single shareholder, secure alternative sources of financing, raise additional capital through an equity offering, or achieve any combination thereof to be able to satisfy this obligation. There is no assurance that we will be successful in refinancing the debt or obtaining additional financing, and, if available, there are no assurances that the financing will be at commercially acceptable terms.

The Company leases six Beechcraft model 1900D aircraft from Raytheon whereby the terms of the operating leases provide for either party to terminate a lease upon 90 days notice. Raytheon has given notice of lease termination on the leased Beechcraft model 1900D aircraft, whereby, the first requested aircraft return occurred in August 2011 and the last will occur in December of 2011. Raytheon has stated that its notice is rescindable and deferrable at any time in the interim at Raytheon’s discretion. Further, Raytheon has communicated its willingness to engage in negotiations to sell the six aircraft outright to the Company concurrent with the satisfaction of the Company’s obligations related to the Raytheon debt on the 25 Beechcraft model 1900D aircraft.

In the event that we are unable to obtain new financing, Raytheon may exercise remedies available to it, including the foreclosure and taking of the 25 mortgaged aircraft. Raytheon would also have the right to accelerate the Company’s $6.6 million senior note to Raytheon and to declare a default on any or all of the six aircraft we lease from Raytheon if the debt due goes into default. This raises substantial doubt as to our ability to continue operating as a going concern as we have not generated sufficient cash from operations to be able to make an October 17, 2011 payment to Raytheon in the amount of $31.1 million. If these events occur, we would be unable to fly our scheduled service, our passenger and EAS revenues would cease, and we would be forced to file for protection from our creditors.

Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our business, financial condition, operating results and cash flows in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

•	adversely affecting our ability to respond to changing business or economic conditions.

Airline industry conditions constantly change, and negative economic conditions in the United States may materially and adversely affect our business and results of operations.

The airline industry is significantly affected by general economic conditions, and the global economic recession has resulted in weaker demand for air travel in general. During recent recessions, most airlines have reduced fares in an effort to increase traffic and overall revenues. Economic and competitive conditions in the airline industry have contributed to a number of airline bankruptcies in recent years. A worsening of current economic conditions, or an extended period of recession, whether nationally or regionally, would have a material adverse effect on our business, financial condition, operating results and cash flows.

We depend on connecting capacity at our hubs and the activities of our code share partners affect that capacity.

Our business depends on, and is sensitive to, events affecting the airline industry capacity at our connecting hubs. The operations of other airlines with substantial business at those hubs, therefore, impact our business. Our code share partners United Airlines and Frontier Airlines operate a large percentage of the flights at Denver International Airport, our largest hub. Changes in their business plans or models, employee strikes or job actions, or significant curtailment of services could have an adverse effect on our financial results.

Our code share agreement with United Airlines does not have a fixed termination date, but it is terminable upon sufficient written notice by either party. We estimate that approximately 35% of our connecting passenger traffic utilizes the United Airlines code share product line. For the year ending December 31, 2010, approximately 17.6% ($22.1 million) of our total revenue was generated from tickets purchased and fees paid which were associated with the United Airlines designator code.

Our code share agreement with Frontier Airlines does not have a fixed termination date, but it is terminable 180 days after written notice by either party. We estimate that approximately 22% of our connecting passenger traffic utilizes the Frontier Airlines code share product line. For the year ending December 31, 2010, approximately 10.6% ($13.3 million) of our total revenue was generated from tickets purchased and fees paid which were associated with the Frontier Airlines designator code.

While we are the only carrier serving the majority of the non-hub destinations we serve, we can make no assurances that absent a code share agreement with United Airlines or Frontier Airlines, that passengers wishing to travel to these destinations would either: (i) purchase travel through our interline e-ticketing agreements established with United Airlines, Frontier Airlines, Continental Airlines, U.S. Airways and American Airlines or (ii) purchase their travel directly through our own sales channels. Therefore, if the United Airlines code share agreement is not renewed or if the Frontier Airline code share agreement is terminated, we cannot predict the effect this would have on our future total operating revenue.

An “ownership change” under IRS Section 382 could reduce, eliminate, or defer the utilization of our net operating loss carryforwards.

At December 31, 2010, we had estimated net operating loss carryforwards (“NOLs”) of $46.4 million for federal income tax purposes that expire beginning in 2020 and continuing through 2024. Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change”. Generally, an ownership change occurs if one or more shareholders, each of whom owns 5% or more in value of a corporation’s stock, increase their percentage ownership, in the aggregate, by more than 50% over the lowest percentage of stock owned by such shareholders at any time during the preceding three-year period.

If we were to undergo an ownership change as defined in Section 382, our NOLs generated prior to the ownership change would be subject to annual limitations, which could reduce, eliminate, or defer the utilization of these losses. Our NOLs available to offset future taxable income could be severely limited and the NOLs may expire as a result of the limitation. If we were to experience an ownership change we may have to reduce or eliminate our deferred tax assets, incur future income taxes payable that could require cash payments or a combination of both. The effect could be materially adverse to our financial statements and cash flows.

At this time, we cannot predict if, or to what extent, the sale of the 5,371,980 shares which are offered by Raytheon under our registration statement on Form S-1 which became effective on October 20, 2009 or other future transactions in our shares would constitute a change in ownership as defined by Section 382, and, therefore, affect the availability of our NOLs.

Our operations could be negatively impacted by terrorist events or war activity.

Our operations are sensitive to changes in the economy and airline industry that are caused by, or related to, past and future terrorist attacks. Such changes include, but are not limited to, the impact of additional airline and security charges on our costs, reduced customer demand for travel, the cost and availability of war-risk and other aviation insurance (including the federal government’s provision of third party war-risk coverage). War or other military action by the United States or other countries could have a significant effect on passenger traffic and passenger revenue, which could adversely affect our business, financial condition, operating results and cash flows.

We compete for passenger traffic and EAS revenue with other air carriers and ground transportation.

We compete for passenger traffic with regional and major air carriers and ground transportation. We also compete with other regional air carriers to receive EAS revenue for providing air service to small communities. Our competition from other air carriers varies from location to location and, in certain areas, comes from regional and major carriers who serve the same airports or larger airports which are in close proximity to some of the destinations we serve.

Fuel prices or disruptions in fuel supplies could have a material adverse effect on us.

Expenditures for fuel and related taxes represent one of the largest costs of operating our business. Our operations depend on the availability of jet fuel supplies, and our results are significantly impacted by changes in jet fuel prices, which have been volatile in the last 36 months. Jet fuel prices increased in 2010 and continue to increase in 2011. We do not participate in fuel hedging instruments. Fuel prices could increase dramatically and supplies could be disrupted as a result of many factors outside of our control. Further volatility in jet fuel prices or disruptions in fuel supplies could have a material adverse effect on our results of operations, financial condition and liquidity.

Any labor disruption by our employees or those of our code share partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, mechanics and maintenance clerks, and dispatchers are represented by unions. Collectively, these employees represented approximately 40% of our workforce as of December 31, 2010. The collective bargaining agreements became amendable in 2010 for the pilots, 2002 for the flight attendants, and 2005 for the mechanics. The Company and the flight attendants, consisting of a work group of approximately 21 employees, reached and ratified a new collective bargaining agreement on May 18, 2011. If we are unable to reach agreement with our remaining unionized work groups on the terms of their collective bargaining agreements when they are up for renewal, we may be subject to work interruptions and/or stoppages, which could adversely affect our business, financial condition, operating results and cash flows. A labor disruption or labor strike at either of our code share partners could have the same effects.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chairman of the Board and President, Douglas G. Voss, and our other key management and operating personnel. We depend on the experience and industry knowledge of these individuals to execute our business plans. If we experience turnover in our leadership and other key employees, our business, financial condition, operating results and cash flows could be materially adversely impacted.

We are at risk of losses stemming from an accident involving any of our aircraft.

If one of our aircraft were to be involved in a serious accident, we could be exposed to significant liability for loss of life or other damages. Though we carry insurance against liability resulting from accidents, we cannot assure you of its adequacy in all circumstances. An accident could result in decreased revenues which could materially adversely affect our business, financial condition, operating results and cash flows. In addition, depending on the circumstances, any accident involving a particular aircraft of the type that we operate could result in a negative perception of that type of aircraft by air travelers. This could adversely affect our revenue whether or not our company was actually involved in the accident.

The airline industry is subject to extensive government regulation, and new regulations, or changes in interpretations of current regulations, could increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. The Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that may necessitate significant expenditures. Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations and/or reduce our revenue. The Aviation and Transportation Security Act, which became law in November 2001, mandated the federalization of certain airport security procedures and imposed additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines.

In 2010 Congress passed legislation, effective in July 2013, which may require the company to alter its minimum flight crew (pilot) hiring requirements for First Officers. The new legislation will require a minimum of 1,500 hours of piloting experience and Airline Transport Pilot FAA certification. This Act is subject to further rulemaking and the FAA Administrator has been designated by Congress with the authority to grant exemptions to the new hiring standard subject to the development of specialized pilot training programs. The airline industry has had a long history of recognizing regional airlines, such as Great Lakes, for providing initial FAR Part 121 pilot experience development.

With the most recent economic recession and the statutory retirement age for airline pilots increasing from age 60 to age 65, the airline industry has experienced a reduced level of pilot hiring as pilots have been allowed to extend their careers. New student pilot certificates have decreased dramatically in the past three years and subsequently the pool of eligible pilots qualified to be new hires into the airline industry has been diminishing significantly. The new federally mandated changes to hiring requirements, along with the current reduction of eligible and qualified pilot work force, could create a potentially serious regional airline pilot shortage. Depending on the outcome of this rulemaking, the provisions could significantly negatively impact the supply of pilots available to conduct our flight operations.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We expect to continue incurring expenses to comply with the FAA’s regulations, as well as regulation by states, airports and municipalities that have jurisdiction over our operations.

In addition, proposed laws, regulations, taxes and user fees, if enacted, may increase our operating expenses and otherwise affect our business. Examples of this are the recent proposals to impose substantial user fees on aviation (including airlines) to fund air traffic control system costs and upgrades to that system. Future regulatory action concerning climate change and aircraft emissions also could have a significant effect on the airline industry, including the potential for increased fuel costs, carbon taxes or fees or a requirement to purchase carbon credits. We cannot predict whether these or other new regulations may be imposed on airlines and we cannot assure that laws or regulations enacted in the future will not materially adversely affect our business, financial condition, operating results and cash flows.

We rely on technology and automated systems to operate our business, and a failure of these technologies or systems, or failures by their operators, could harm our business.

We depend on technology and automated systems to operate our business, including our computerized airline reservations system, our telecommunication systems, our website, our maintenance and engineering systems, our flight dispatching and crew management systems, our flight scheduling systems, and other technologies and systems. Disruption in, changes to, or a breach of, these systems could result in the loss of important data, negatively affect our customer service, increase our expenses, delay or impede our flight and related operations, or otherwise adversely impact our business. We may be vulnerable to external interruption in technology infrastructure on which we depend, such as power, telecommunications or the internet, whether due to large-scale events, such as natural disasters, or directed actions, including terrorist attacks and system security attacks seeking to compromise or obtain financial data, infect systems with computer viruses or impair or disrupt functionality through denial of services.

Production of both types of aircraft which we fly has ceased.

As of December 31, 2010, we operated a fleet of 32 Beechcraft Model 1900D 19-passenger aircraft and 6 Embraer Brasilia Model 120 30-passenger aircraft, neither of which of which are currently being manufactured. These aircraft types continue to receive factory parts, manufacturing and engineering support. We may experience increased maintenance costs as our fleet ages.

Risks Related to Our Securities

We are controlled by two principal stockholders.

Raytheon, our principal creditor, owns 5,371,980 shares of our outstanding common stock, representing approximately 37.6% of our outstanding shares. Raytheon acquired the shares in consideration for concessions granted by Raytheon to our company pursuant to a restructuring agreement we entered into in 2002.

Our Chairman of the Board and President, Douglas G. Voss, beneficially owns or controls 4,160,247 shares of our outstanding common stock, representing approximately 29.1% of our outstanding shares.

As a result of the above-referenced ownership, Raytheon and Mr. Voss may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our stockholders the opportunity to realize a premium over the then-prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

The limited market for our securities could make trading more difficult or more expensive.

Trading in our common stock is conducted on the Over-the-Counter Bulletin Board, which was established for securities that do not meet NASDAQ listing requirements. We cannot assure you of an active public market for our common stock. Consequently, trading our common stock may be more difficult because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors also could contribute to lower prices and larger spreads in the bid and ask prices for our common stock than might otherwise prevail.

The market price of our common stock may be subject to wide fluctuations.

The price of our common stock may fluctuate, depending on many factors, some of which are beyond our control and may not be related to our operating performance. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the stock. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	the extremely limited “float” in the public market;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies in the airline industry;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	regulatory changes affecting the airline industry;

•	investor perceptions of our industry, in general, and our company, in particular;

•	passenger concerns about the safety of air travel, in general, and public perceptions of our company, in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls remediated timely.

In the event we identify control deficiencies that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements, and the trading price of our common stock and our ability to obtain any necessary equity or debt financing could suffer.

A substantial number of shares are eligible for sale by our current investors and the sale of those shares could adversely affect our stock price.

If our existing common stockholders sell, or attempt to sell, substantial amounts of common stock in the public market, the market price of our common stock could fall. We have registered for resale 5,371,980 shares of common stock under a registration statement on Form S-1 that was originally declared effective on October 20, 2009.

The issuance of additional equity securities in a future financing could require approval from Raytheon.

If we were to issue additional equity securities in the future, other than pursuant to certain benefits plans and other excepted issuances, such issuance would require approval from Raytheon under our 2007 agreement. Raytheon has such rights while debt is outstanding under our 2007 agreement. In addition, Raytheon has certain rights to purchase a specified number of shares in any new offering, subject to certain exceptions. While we have no plans to issue securities in a manner that would require the consent of Raytheon, we could elect to do so in the future. Such issuances would dilute the holdings of existing common stockholders.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, we are prohibited from paying dividends without Raytheon’s consent under our 2007 restructuring agreement. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

Provisions in our charter documents, including our ability to issue preferred stock without stockholder approval, and provisions of Iowa law could delay or prevent the acquisition of our company by a third party.

Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our stockholders, is authorized to designate and issue preferred stock in such classes or series as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest, or otherwise. At present, we have no plans to issue any preferred stock.

Other provisions of our articles of incorporation and bylaws and of Iowa law could make it more difficult for a third party to acquire our company or to change management, even if doing so would be beneficial to our stockholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our common stock and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that certain statements in this prospectus and in the documents incorporated by reference into this prospectus that are forward-looking and that provide other than historical information, involve risks and uncertainties that may impact our results of operations. These forward-looking statements include, among others, statements concerning our general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. Additionally, such statements are based, in part, on assumptions made by, and information currently available to, management, including management’s own knowledge and assessment of our company, our industry and our competition. When used herein and in the documents incorporated by reference, the words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected.

Readers are cautioned not to attribute undue certainty to our forward-looking statements, which speak only as of the date thereof. We believe the information contained in this prospectus to be accurate as of the date hereof. Changes may occur after that date, and we will not update that information, except as required by law, in the normal course of our public disclosure practices.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholder. We will not receive any of the proceeds from the sales by the selling shareholder of the shares covered by this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011. You should read this information in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” incorporated by reference into this prospectus.

June 30, 2011 (unaudited) (in thousands except for share data)
Long-term debt, including current maturities	$39,561
Stockholders’ equity:
Preferred stock, $.01 par value, 25,000,000 shares authorized, issued and outstanding	—
Common stock, $.01 par value, 50,000,000 shares authorized, 14,291,970 issued and outstanding	143
Additional paid-in capital	33,569
Accumulated deficit	(4,742)

Total stockholders’ equity	28,970

Total capitalization	$68,531

DESCRIPTION OF OUR CAPITAL STOCK

Our Articles of Incorporation, as amended, authorize the issuance of 75,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2011, we had 14,291,970 shares of common stock outstanding, 205,000 shares of common stock reserved for issuance upon exercise of outstanding options, and no shares of preferred stock outstanding. As a result of the foregoing, we have 35,503,030 shares of authorized but unissued common stock remaining available for issuance, and 25,000,000 shares of authorized but undesignated preferred stock remaining available for issuance.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our articles of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without action by our shareholders, to issue shares of preferred stock. The board of directors may issue shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the board’s ability to set preferences and issue preferred stock without further shareholder approval could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest, or otherwise.

Transfer Agent and Registrar

The Transfer Agent and Registrar with respect to our common stock is Wells Fargo Shareholder Services, 161 North Concord Exchange, South St. Paul, MN 55075.

SHARES ELIGIBLE FOR FUTURE SALE

As of August 31, 2011, we had outstanding an aggregate of 14,291,970 shares of our common stock, assuming no exercises of outstanding options. All shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”), unless they are purchased by one of our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

Certain outstanding shares of our common stock which are not included in this prospectus are eligible for sale in the public market under Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of our common stock then outstanding, which equaled 142,920 shares as of August 31, 2011.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.

In addition, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. Our transfer agent will require an opinion from legal counsel to effect such a transaction.

SELLING SHAREHOLDER

The following table presents information regarding the selling shareholder, Raytheon Aircraft Credit Corporation (“Raytheon”), a beneficial holder of more than 10% of our outstanding common stock. The shares listed below represent the shares that the selling shareholder beneficially owned on August 31, 2011. The shares being offered under this prospectus represent 5,371,980 outstanding shares of our common stock.

We are registering the above-referenced shares to permit the selling shareholder and its pledgees, donees, transferees or other successors-in-interest that receive shares from the selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

The following table sets forth the name of the selling shareholder, the number of shares owned by the selling shareholder as of August 31, 2011, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholder after this offering is completed, assuming all of the shares being offered are sold. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling shareholder may offer under this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The percentages of shares beneficially owned are based on 14,291,970 shares of our common stock outstanding as of August 31, 2011.

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering (1)
	Number	Percent		Number	Percent
Raytheon Aircraft Credit Corporation 10511 East Central Avenue Wichita, KS 67206	5,371,980	37.6%	5,371,980	0	0

(1)	Assumes all shares offered under this prospectus are sold.

Raytheon is a corporation. According to its Schedule 13D filed April 24, 2003, Raytheon is a subsidiary of Raytheon Aircraft Holdings, Inc., which in turn is a subsidiary of Raytheon Company. According to the Schedule 13D, Raytheon’s directors were Andrew A. Mathews, David A. Williams, and Julie A. Shea. Mr. Mathews, Mr. Williams, Ms. Shea, and Scott Cleveland were the officers of RACC.

Transactions with Selling Shareholder

We issued these shares to Raytheon in December 2002 as part of the Restructuring Agreement between Raytheon and our company, dated December 31, 2002 (the “2002 Restructuring Agreement”). Under this agreement, Raytheon, our principal creditor, agreed to restructure our obligations in a series of transactions between Raytheon and our company that included restructured financing terms for aircraft promissory notes, termination of aircraft operating leases, aircraft purchases, aircraft returns, modified aircraft operating leases and other debt restructuring. As further consideration for the concessions granted by Raytheon in the 2002 Restructuring Agreement, we issued 5,371,980 shares of our common stock to Raytheon, representing an approximate 38.2% interest in the company’s then-outstanding shares of common stock. In addition, we granted Raytheon observer rights for meetings of our board of directors, but without any right to vote or enter into any discussions at any board of directors meetings. The 2002 Restructuring Agreement also prohibited our company from issuing equity without Raytheon’s consent except in specified circumstances, provided Raytheon certain rights to purchase additional equity if we issue new equity in the future, and included registration rights with respect to the 5,371,980 shares issued to Raytheon as well as any shares issued pursuant to the rights to purchase additional equity.

We subsequently restructured our debts to Raytheon through an Amended and Restated Restructuring Agreement effective March 9, 2007 (the “2007 Restructuring Agreement”), which amended and restated the 2002 Restructuring Agreement in its entirety. The 2007 Restructuring Agreement carried forward the equity provisions of the 2002 Restructuring Agreement which provided Raytheon with registration rights and anti-dilution rights, but did not provide for continued board observer rights. Raytheon did not receive any additional equity or equity rights in our company, and continued to hold the 5,371,980 shares which it had received in 2002.

As of August 31, 2011, Raytheon continued to own all of the shares, which then represented an approximate 37.6% interest in our outstanding common stock, and Raytheon continues to be our principal creditor. On August 31, 2011, we entered into an agreement with Raytheon to extend the date of the balloon payment we owe them from August 31, 2011 to October 17, 2011. Further information about our outstanding debts to Raytheon under the 2007 Restructuring Agreement, as well as certain aircraft leases with Raytheon, is available in our Annual Report on Form 10-K for fiscal year 2010. See “Where You Can Find More Information” for details about how to obtain additional documents which are incorporated by reference into this prospectus.

Registration Rights of Selling Shareholder

Raytheon, the selling shareholder, has held the shares offered under this prospectus since 2002 and has now advised us that it wishes to exercise its registration rights with respect to such shares. These registration rights were provided as part of our 2002 Restructuring Agreement and were carried forward in the 2007 Restructuring Agreement. Under such agreements, we are required to file with the SEC, and use our best efforts to obtain and maintain the effectiveness of, a registration statement covering the shares as well as any shares issued pursuant to anti-dilution rights.

We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholder will pay commissions and selling expenses, if any, incurred by it. Our registration of the shares does not necessarily mean that the selling shareholder will sell all or any of the shares covered by this prospectus.

PLAN OF DISTRIBUTION

We are registering these shares on behalf of the selling shareholder. As used in this prospectus, the term “selling shareholder” includes donees and pledgees selling shares received from the selling shareholder after the date of this prospectus. The selling shareholder will offer and sell the shares to which this prospectus relates for its own account. We will not receive any proceeds from the sale of the shares. We will bear all fees and expenses in connection with the registration of the shares. Fees and expenses of any attorneys or other advisors retained by the selling shareholder in connection with the registration will be borne by the selling shareholder.

The selling shareholder may offer and sell the shares from time to time in one or more types of transactions (which may include block transactions) through the OTC Bulletin Board, in transactions directly with market makers or in privately negotiated transactions, through put or call option transactions, through short sales, or a combination of these methods of sale, at prices relating to prevailing market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. As of June 14, 2011, the selling shareholder has informed us that it has not entered into an agreement, arrangement or understanding with any broker or dealer regarding the sale of its shares, but reserves the right to do so. In addition, the selling shareholder has advised us that it did not hold any short positions in our stock as of such date. There can be no assurance that the selling shareholder will sell any or all of the shares that it offers.

The selling shareholder and any brokers or dealers who participate in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that its sales in the market must also comply with the requirements of the rules and regulations of the Exchange Act.

In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

If we receive new material information regarding the plan of distribution in this offering, or any material change to this information, we will file a supplement to this prospectus reflecting such information.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholder and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus has been passed upon by Briggs and Morgan, Professional Association, our legal counsel, and certain other matters have been passed upon for the Company by Davis, Brown, Koehn, Shors & Roberts, P.C.

EXPERTS

The financial statements of Great Lakes Aviation, Ltd. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2010 financial statements contains an explanatory paragraph that states that the Company has significant debt payments and maturities due in 2011. The Company’s cash flows from operations are not sufficient to fund these debt obligations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2010.

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2011 and June 30, 2011.

•	Current Reports on Form 8-K filed June 10, 2011 and September 2, 2011.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester. Request for these reports or documents may be made to our Corporate Secretary, Mike Tuinstra, at Great Lakes Aviation, Ltd., 1022 Airport Parkway, Cheyenne, WY, 82001, mtuinstra@flygreatlakes.com, or (307) 432-7000. These reports and documents also may be accessed at our website: www.flygreatlakes.com.

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the shares to be sold under this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholder should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

5,371,980 Shares

Great Lakes Aviation, Ltd.

Common Stock

PROSPECTUS

________________, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$450
Legal fees and expenses	110,000
Accounting fees and expenses	30,000
Blue sky and related fees and expenses	5,000
Miscellaneous (including listing fees)	15,000

Total	$160,450

The selling shareholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by the selling shareholder.

Item 14. Indemnification of Officers and Directors

The Iowa Business Corporation Act permits a corporation through its articles of incorporation to eliminate or limit its directors’ personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, and also to provide indemnification against claims, with certain exceptions. The exceptions include an intentional infliction of harm on the corporation or the shareholders, an intentional violation of law, and transactions from which the director derives an improper personal benefit or which result in an unlawful distribution to the stockholders. The limitation of liability provision does not eliminate a shareholder’s right to seek non-monetary, equitable remedies such as injunction or rescission to redress an action taken by directors. However, as a practical matter, equitable remedies may not be available in all situations and there may be instances in which no effective remedy is available.

Article 4 of our Amended and Restated Articles of Incorporation provides that the liability of our directors is limited or eliminated as permitted under Iowa law, and provides that our past or present directors and officers shall be indemnified by us to the extent authorized by the Iowa Business Corporation Act.

We maintain directors and officers insurance against liability which may be incurred by directors and officers in such capacities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) See “Exhibit Index.”

(b) Not applicable.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form F-3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 3 to the Company’s Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cheyenne, State of Wyoming, on September 7, 2011.

GREAT LAKES AVIATION, LTD.

By:	/S/ CHARLES R. HOWELL IV
Charles R. Howell IV
Chief Executive Officer (Principal Executive Officer)

By:	/S/ MICHAEL O. MATTHEWS
Michael O. Matthews
Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Each person whose signature appears below constitutes and appoints Douglas G. Voss, Charles R. Howell IV, and Michael O. Matthews and each or any of them, such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Form S-1 Registration Statement has been signed by the following persons in the indicated capacities on September 7, 2011.

SIGNATURE	TITLE	DATE

/S/ DOUGLAS G. VOSS DOUGLAS G. VOSS	CHAIRMAN OF THE BOARD OF DIRECTORS AND PRESIDENT	SEPTEMBER 7, 2011

/S/ CHARLES R. HOWELL IV CHARLES R. HOWELL IV	CHIEF EXECUTIVE OFFICER (PRINCIPAL EXECUTIVE OFFICER)	SEPTEMBER 7, 2011

/S/ MICHAEL O. MATTHEWS MICHAEL O. MATTHEWS	VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (PRINCIPAL ACCOUNTING AND FINANCIAL OFFICER)	SEPTEMBER 7, 2011

* A.L. MAXSON	DIRECTOR

* VERNON A. MICKELSON	DIRECTOR

* IVAN L. SIMPSON	DIRECTOR

* A. R. MOULTON, III	DIRECTOR

*By:	/S/ DOUGLAS G. VOSS	SEPTEMBER 7, 2011
DOUGLAS G. VOSS ATTORNEY-IN-FACT

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Amended and Restated Bylaws. (1)

4.1	Specimen Common Stock Certificate. (2)

10.1	Great Lakes Aviation, Ltd. 1993 Stock Option Plan. (2)

10.2	Great Lakes Aviation, Ltd. 1993 Director Stock Option Plan. (2)

10.3	Amended and Restated Restructuring Agreement dated as of March 9, 2007 by and between the Company and Raytheon Aircraft Credit Corporation, including First Amendment to Amended and Restated Restructuring Agreement, entered into as of March 23, 2007, by and between Raytheon Aircraft Credit Corporation and the Company. (12)

10.4	Senior Note, dated as of March 9, 2007, issued by the Company to Raytheon Aircraft Credit Corporation. (8)

10.5	First Amendment to Security Agreement dated as of March 9, 2007, by and between the Company and Raytheon Aircraft Credit Corporation. (8)

10.6	Form of Amended and Restated Promissory Note relating to 1900D aircraft, dated as of March 9, 2007, issued by the Company to Raytheon Aircraft Credit Corporation. (8)

10.7	Security Agreement, dated December 31, 2002, by and between Raytheon Aircraft Credit Corporation and the Company. (3)

10.8	Fifth Amendment to Security Agreement, dated as of March 9, 2007 by and between Raytheon Aircraft Credit Corporation and the Company. (8)

10.9	Amended and Restated Security Agreement, dated December 31, 2002 by and between Raytheon Aircraft Credit Corporation and the Company. (3)

10.10	Form of First Amendment to Amended and Restated Security Agreement relating to 1900D aircraft, date as of March 9, 2007, by and between the Company and Raytheon Aircraft Credit Corporation. (8)

10.11	Employment Agreement, dated December 31, 2002, by and between Douglas G. Voss and the Company. (3)

10.12	Code Share and Regulatory Cooperation and Marketing Agreement, dated February 1, 2001, by and between United Air Lines, Inc. and the Company. (4)

10.13	Code Share Agreement, dated May 3, 2001, by and between Frontier Airlines, Inc. and the Company, as amended on February 8, 2002. Portions of this Exhibit have been excluded from the publicly available document, and the SEC has granted the Company’s application for confidential treatment of the excluded material. (4)

10.14	Amendment to Code Share and Regulatory Cooperation and Marketing Agreement by and between United Air Lines, Inc. and the Company effective July 18, 2003. Portions of this Exhibit have been excluded from the publicly available document, and the SEC has granted the Company’s application for confidential treatment of the excluded material. (5)

10.15	Group A Engine Overhaul Note executed on December 31, 2003 by the Company and delivered to Raytheon Aircraft Credit Corporation. (6)

10.16	Amended and Restated Term Cost Plan Agreement™ dated July 19, 2006 by and between Pratt & Whitney Canada Corp. and the Company. Portions of this Exhibit have been excluded from the publicly available document, and the SEC has granted the Company’s application for confidential treatment of the excluded material. (7)

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10.17	Second Amendment to Amended and Restated Restructuring Agreement, entered into as of June 30, 2007, by and between Raytheon Aircraft Credit Corporation and the Company. (9)

10.18	Third Amendment to Amended and Restated Restructuring Agreement, entered into as of July 30, 2007, by and between Raytheon Aircraft Credit Corporation and the Company. (9)

10.19	Second Amendment to Code Share and Regulatory Cooperation and Marketing Agreement by and between United Air Lines, Inc. and the Company, dated November 1, 2007. (10)

10.20	Form of Aircraft Lease by and between Raytheon Aircraft Credit Corporation and the Company. (11)

10.21	Amendment No. 2 to Code Share Agreement, dated July 1, 2009 by and between Frontier Airlines, Inc. and the Company. Portions of this Exhibit have been excluded from the publicly available document, and the SEC has granted the Company’s application for confidential treatment of the excluded material. (13)

10.22	Third Amendment to Code Share and Regulatory Cooperation and Marketing Agreement by and between United Air Lines, Inc. and the Company, dated October 29, 2010. Portions of this Exhibit have been excluded from the publicly available document, and the SEC has granted the Company’s application for confidential treatment of the excluded material. (14)

10.23	Fourth Amendment to Code Share and Regulatory Cooperation and Marketing Agreement by and between United Air Lines, Inc. and the Company, dated April 25, 2011. (15)

10.24	Agreement between the Company and Raytheon Aircraft Credit Corporation, dated June 10, 2011. (16)

10.25	Form of Amendment to Amended and Restated Promissory Note issued by the Company to Raytheon Aircraft Credit Corporation, dated June 10, 2011. (16)

10.26	Second Amendment to Security Agreements by and between Raytheon Aircraft Credit Corporation and the Company, dated June 10, 2011. (16)

10.27	Fifth Amendment to Code Share and Regulatory Cooperation and Marketing Agreement by and between United Air Lines, Inc. and the Company, dated July 27, 2011. (17)

10.28	Amendment to Agreement between the Company and Raytheon Aircraft Credit Corporation, dated August 31, 2011. (18)

10.29	Codeshare Agreement between the Company and United Airlines, Inc., dated September 1, 2011. Portions of this Exhibit have been excluded from the publicly available document pursuant to a pending request for confidential treatment of the excluded material. (18)

23	Consent of KPMG LLP.

24	Powers of Attorney. (Included on signature page.)

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1/A, Registration No. 333-159256, as filed September 3, 2009.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 033-71180.
(3)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. (File No. 000-23224)
(4)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. (File No. 000-23224)
(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. (File No. 000-23224)
(6)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. (File No. 000-23224)
(7)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. (File No. 000-23224)

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(8)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. (File No. 000-23224)
(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. (File No. 000-23224)
(10)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. (File No. 000-23224)
(11)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended. (File No. 000-23224)
(12)	Incorporated by reference to the Company’s Registration Statement on Form S-1/A, Registration No. 333-159256, as filed July 14, 2009.
(13)	Incorporated by reference to the Company’s Registration Statement on Form S-1/A, Registration No. 333-159256, as filed September 30, 2009.
(14)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as amended December 20, 2010. (File No. 000-23224) .
(15)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. (File No. 000-23224)
(16)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 10, 2011. (File No. 000-23224)
(17)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. (File No. 000-23224).
(18)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on September 2, 2011. (File No. 000-23224)

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